UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated December 7, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Nir Peles
Nir Peles
Chief Financial Officer

Dated: December 7, 2012

BluePhoenix Solutions Adds Financial Expert and Technology Veteran Tom Jurewicz to the board of Directors.

BluePhoenix continues to rebuild board with respected industry leaders by electing former VMware executive, Tom Jurewicz, to the Board of Directors and Audit Committee.

Herzlia, Israel – December 7th, 2012 – BluePhoenix (www.bphx.com) (NASDAQ: BPHX), the leading provider of tools and services for modernizing legacy systems and applications, announced Tom Jurewicz as a new member of the Board of Directors, effective immediately.  “Tom helped run finance for VMware for 12 years.  His operational expertise in helping them grow from a small startup to a huge corporation will help us be a better company,” said Matt Bell, President & CEO.

Thomas J. Jurewicz is a highly respected financial expert in the technology industry.  He spent 12 years at VMware, Inc. (NYSE: VMW) where he held various financial positions including Treasurer, interim CFO, Board Member of its subsidiaries, and EMEA Controller.  He was integral to the sale of the company to EMC Corp (NYSE: EMC) and its subsequent IPO.  Prior to that, Mr. Jurewicz served in finance roles for CMC Industries, Inc. (NASDAQ: CMCI), and NETCOM, On-Line Communications (NASDAQ: NETC).  Early in his career, he was an investment banker for Merrill Lynch & Co (NYSE: ML).   Mr. Jurewicz holds an MBA from Stanford University, and a BS in Applied Mathematics from Yale University.

“I’m very excited to be involved in BluePhoenix and the turnaround that is underway,” said Tom Jurewicz.  He went on to say, “This company has significantly improved the balance sheet and I expect to have many discussions in the near future about how to prepare the company for responsible growth.”

“We are honored to have experts like Tom join our board over the last 6 months.  The company has changed dramatically in a very short period of time and I look forward to working with Tom and all the other new board members to grow this company in a smart and thoughtful manner,” said Bell.

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy IT modernization conversion solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 6 offices in the USA, UK, Italy, Romania and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Gigi Markowitz
www.bphx.com
BluePhoenix Solutions
+972-9-9526110
GMarkowitz@bphx.com